Jon C. Avina

+1 650 843 5307

javina@cooley.com

September 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall

Jennifer López Molina

Suying Li

Theresa Brillant

Re:	Maplebear Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 11, 2023

File No. 333-274213

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 13, 2023 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on September 11, 2023.

Set forth below is the Company’s response to each Comment, which for your convenience we have incorporated into this response letter. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Capitalization, page 98

1.	Please provide us with your computation of the additional paid-in capital amounts in the pro forma and pro forma as adjusted columns.

In response to the Staff’s comment, the Company is supplementally providing the Staff with the following computation of the additional paid-in capital amounts in the pro forma and pro forma as adjusted columns of the table set forth on page 99 of the Registration Statement.

U.S. Securities and Exchange Commission

September 14, 2023

	(in millions)

Additional paid-in capital as of June 30, 2023	$928

Preferred Stock Conversion	$2,822	Reflects the elimination of the redeemable convertible preferred stock balance of $2.8 billion and the issuance of new shares of common stock, resulting in a corresponding increase to common stock (at the par value of $0.0001 per share (the “Par Value”)) and additional paid-in capital.

Vesting and settlement of RSUs and vesting of restricted stock (1)	$2,449

Reflects the vesting and settlement of RSUs and vesting of shares of outstanding restricted stock in connection with the offering to which the Registration Statement relates (the “Offering”), for which the service-based vesting condition and the market-based vesting condition, as applicable, were fully or partially satisfied as of June 30, 2023 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the Registration Statement. The vesting and settlement results in an increase in accumulated deficit (from the recognition of approximately $2.4 billion of stock-based compensation expense) and a corresponding increase in common stock (at Par Value) and additional paid-in capital (from the issuance of shares of common stock upon settlement of the RSUs, before reflecting share withholding and repurchase/cancellation as described in the next line item).

The Company has not recognized stock-based compensation for any such awards, as prior to the Offering, the liquidity event-based vesting condition for these awards was not probable. The stock-based compensation expense to be recognized is based on the aggregate grant date fair values of the RSUs and restricted stock.

Share withholding or repurchase/cancellation to satisfy income tax obligations relating to the RSU Net Settlement, the RSA Cancellation, and the Option Net Exercise (1)	$(437)

Reflects the expected withholding of common stock upon the vesting and net settlement of RSUs in the RSU Net Settlement and the net exercise of stock options in the Option Net Exercise, as well as the RSA Cancellation in connection with the vesting of shares of restricted stock, to satisfy the associated income tax obligations in connection with their vesting, net exercise, and/or settlement in connection with the Offering. The withholding of such shares of common stock results in a decrease in additional paid-in capital based on the withholding amounts and a corresponding increase in tax withholding liability.

The withholding amounts (the “Withholding Amounts”) are calculated as follows:

(a)   $350.4 million relating to RSUs that have satisfied their service-based and market-based, as applicable, vesting condition as of June 30, 2023, based on 27.6 million shares underlying vested RSUs multiplied by the assumed 47% withholding rate multiplied by $27.00 per share, the midpoint of the price range per share set forth in the Registration Statement and representing the deemed fair market value of the Company’s common stock upon such vesting and settlement (the “Fair Value”), as set forth on pages 22 and 24 of the Registration Statement and otherwise referred to as the RSU Net Settlement.

(b)   $83.1 million relating to stock options that will be net exercised in connection with the Offering, based on 9.2 million shares of common stock underlying such options multiplied by the assumed 43% withholding rate multiplied by the intrinsic value per option of $21.01 (the Fair Value less the weighted average exercise price of $5.99), as set forth on pages 23 and 24 of the Registration Statement and otherwise referred to as the Option Net Exercise.

(c)   $3.6 million relating to 132 thousand shares of restricted stock that will be repurchased and canceled in connection with the Offering, based on the 281 thousand vested shares of restricted stock multiplied by the assumed 47% withholding rate multiplied by the Fair Value, as set forth on pages 22 and 24 of the Registration Statement and otherwise referred to as the RSA Cancellation.

Option Cash Exercise (1)	$1	Reflects the cash exercise of a stock option for 254,000 shares of common stock, resulting in an increase in common stock (at Par Value) and additional paid-in capital.

U.S. Securities and Exchange Commission

September 14, 2023

Pro forma additional paid-in capital as of June 30, 2023	$5,763

Issuance and sale of the shares being offered by the Company in the Offering	$352	Reflects the issuance and sale of 14.1 million shares of common stock by the Company in the Offering, resulting in an increase in common stock (at Par Value) and additional paid-in capital, based on the Fair Value and after deducting underwriting discounts and commissions and estimated offering expenses.

Pro forma as adjusted additional paid-in capital as of June 30, 2023	$6,115

(1)

The Option Net Exercise, the RSU Net Settlement, and the Option Cash Exercise will each result in an increase to common stock in an amount equal to the applicable number of shares issued (at Par Value). In addition, the RSA Cancellation will result in a decrease to common stock in an amount equal to the number of shares of restricted stock repurchased and cancelled (at Par Value). Further, the Warrant Net Exercise will result in an immaterial increase to common stock and a corresponding decrease to additional paid-in capital in an amount equal to the net shares of common stock issued (at Par Value).

Dilution, page 101

2.	Please provide us with your computation of historical net tangible book deficit, pro forma net tangible book value, and pro forma as adjusted net tangible book value as of June 30, 2023.

In response to the Staff’s comment, the Company is supplementally providing the Staff with the following computation of historical net tangible book deficit, pro forma net tangible book value, and pro forma as adjusted net tangible book value, in each case as of June 30, 2023.

As of June 30, 2023 (in millions)*
Historical net tangible book deficit:
Total assets	$3,787
Total liabilities	(774)

Net book value	$3,013
Less: Redeemable convertible preferred stock	(2,822)
Less: Deferred tax assets, deferred offering costs, intangible assets, and goodwill (1)	(764)

Net tangible book deficit	$(572)

Pro forma net tangible book value:
Total assets (2)	$3,815
Total liabilities (3)	(1,212)

Net book value	$2,603
Less: Deferred tax assets, deferred offering costs, intangible assets, and goodwill (1)	(764)

U.S. Securities and Exchange Commission

September 14, 2023

Pro forma net tangible book value	$1,839

Pro forma as adjusted net tangible book value:
Total assets (4)	$3,901
Total liabilities (4)	(773)

Net book value	$3,128
Less: Series A Preferred Stock, net of placement agent fees and estimated issuance costs	(172)
Less: Deferred tax assets, intangible assets and goodwill (1)	(759)

Pro forma as adjusted net tangible book value	$2,197

*	Amounts may not sum due to rounding.
(1)

As discussed with the Staff, the computations presented above set forth proposed disclosure with respect to the deduction of deferred tax assets as of June 30, 2023, equal to $352 million, from historical, pro forma, and pro forma as adjusted net tangible book value.

(2)

Pro forma adjustments primarily consist of an increase in assets from the capitalized portion of stock-based compensation expense relating to the vesting and settlement of certain RSUs in connection with the Offering.

(3)	Pro forma adjustments consist of an increase in liabilities of $437 million relating to the Withholding Amounts.
(4)

Reflects the receipt of the net proceeds from the Offering, after deducting underwriting discounts and commissions and estimated offering expenses, and the concurrent private placement, after deducting placement agent fees and estimated issuance costs, and the use of such proceeds to pay the total estimated withholding liability described in footnote (2) above, as well as the elimination of deferred offering costs.

*            *             *

Please contact me at (650) 843-5307, Jonie Kondracki at (415) 693-2174, or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jon Avina
Jon Avina

cc:	Fidji Simo, Maplebear Inc.
Morgan Fong, Maplebear Inc.
Bradley Libuit, Maplebear Inc.
Hyun Jee Son, Maplebear Inc.
Kelsey Wilcox, Maplebear Inc.
Rachel Proffitt, Cooley LLP
Jonie Kondracki, Cooley LLP
Milson Yu, Cooley LLP
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP